Exhibit 99.1

News Release

GEAC ANNOUNCES FISCAL YEAR 2004 FOURTH QUARTER
AND FULL-YEAR RESULTS

Fourth Quarter Earnings of $0.26 Per Share
Full-Year Earnings of $0.66 Per Share
Full-Year Net Income Increases by 79.4%
Full-Year Software License Revenue Rises 32%

[Note to readers: All references to dollars are to U.S. dollars unless otherwise noted.]

MARKHAM, Ontario – June 21, 2004 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company for Business Performance Management, today announced its fourth quarter and full-year financial results for the fiscal quarter and year ending April 30, 2004.

	Q1 FY04		Q2 FY04		Q3 FY04		Q4 FY04

Revenue	$101.5	million	$111.5	million	$116.2	million	$116.1	million

EPS	$0.11		$0.13		$0.17		$0.26

Fourth Quarter Financial Highlights

Geac reported revenue in the fourth quarter of fiscal year 2004 of $116.1 million, an increase of $13.5 million compared to $102.6 million in revenue in the fourth quarter of fiscal year 2003.  Gross revenue remained steady from Geac’s third quarter, traditionally the quarter in which the Company generates the greatest revenue.  Software license revenue represented $18.4 million of the fourth quarter total, a 15.4% increase over the same quarter last year when software license sales generated $15.9 million.  The Company’s net income was $22.6 million for the fourth quarter of fiscal year 2004, or $0.26 per diluted share, compared with a net loss of $2.3 million, or $0.03 per diluted share in the fourth quarter of last year (a quarter in which the Company incurred significant restructuring and goodwill impairment charges).  Net income in the fourth quarter of fiscal year 2004 increased by $8.2 million from $14.4 million, in the third quarter of this year.  The gross profit margin increased to 62.7% of revenue from 61.2% in the fourth quarter of fiscal year 2003 as a result of higher margin support and services revenue as a percentage of the revenue mix and cost reductions.  Geac’s fourth quarter gross profit margin was 2.2% higher than in the third quarter of fiscal year 2004.

“This is the strongest fourth quarter performance Geac has recorded in three years, and the highest net income in the same time frame.  We are especially encouraged by the increase in momentum as Geac sustained third quarter gross revenue – traditionally the Company’s strongest performing quarter – into the fourth quarter and continued to show increases in maintenance and professional services, as lower margin hardware sales declined,” Charles S. Jones, Geac’s President and CEO, said. “Selling new software licenses played an important role in the fourth quarter as it did throughout fiscal year 2004, as consecutive quarter license revenue in our Library Solutions and Local Government units grew 44.6% and 41.2% respectively, and year-over-year license revenue for the fourth quarter in our System21 business unit increased 23.4%. In addition, we saw continued momentum in sales of Geac Performance Management (GPM) solutions to existing and new Geac customers. Software license sales growth also drove increased revenue for Geac Professional Services.  We committed previously to control costs, and we have delivered.  Compared to the third quarter, development costs were down in the fourth quarter, even though we introduced new products, as were general and administrative costs.  Our profitability is improving in multiple regions globally, which allows us to access previously unrecognized net operating losses in those jurisdictions in order to produce a lower effective tax rate and higher net income.  As the Company projected in September of last year at its annual meeting, the Interealty business made money in the second half of fiscal year 2004.”

FISCAL YEAR 2004 Full Year Financial Highlights

For the full year ending April 30, 2004, Geac reported revenue of $445.3 million, an increase of $36.8 million compared to $408.5 million in revenue for fiscal year 2003. Software license sales contributed $65.2 million to that total, an increase of $15.8 million, or 32%, compared to fiscal year 2003 software license sales of $49.4 million.  The Company’s net income in fiscal year 2004 was $57.2 million, or $0.66 per diluted share, an increase of 79.4% compared with net income of $31.9 million, or $0.39 per diluted share last year.  Geac’s gross profit margin increased to 60.7% in fiscal year 2004 compared to 58.6% in fiscal year 2003.

“For the year overall, Geac performed well in a stabilizing enterprise resource planning (ERP) software market,” Mr. Jones continued.  “Our 79.4% increase in net income is testimony to the fiscally responsible manner in which Geac management has integrated our new businesses, invested in key products and managed all Company resources.  Fiscal year 2004 gives us a solid platform upon which to build potentially even greater shareholder value going forward, as we continue to execute our ‘build, buy and partner’ strategy to maximize the value and utility of Geac solutions for new and existing customers worldwide.”

Despite an increase in revenues, operating expenses were $50.1 million in the fourth quarter of fiscal year 2004, compared to $60.9 million in the fourth quarter of 2003.  This represents a 17.8% decrease in operating costs in the fourth quarter of 2004 over the fourth quarter of 2003.  Fourth quarter operating expenses declined $1.0 million, or 2.0%, compared to $51.1 million in the third quarter of fiscal year 2004.  For the full-year ended April 30, 2004, operating expenses were $197.9 million, compared to $185.3 million in fiscal year 2003 an increase of 6.8%.  Included in fiscal year 2003 results was goodwill impairment of $11.5 million in fiscal year 2004, there was no impairment of goodwill.  Operating costs for fiscal year 2004 as a percentage of revenue actually declined by 0.9% compared to fiscal year 2003.

In accordance with accounting standards set by the Accounting Standards Board (of Canada), in the fourth quarter of fiscal year 2004, Geac elected to adopt Section 3870 (Stock-based compensation and other stock-based payments) and began recording compensation expense using the prospective method of accounting for stock options, available to companies that adopt Section 3870 in their 2004 fiscal years.  Recording this compensation expense related to stock options has increased expenses in Geac’s fiscal year 2004 year-end results by approximately $2.4 million and decreased EPS by approximately $0.02. Given that the full-year expense was recognized in the fourth quarter, the amount of compensation expense per quarter going forward may be less.

“Geac’s cash position at the close of fiscal year 2004 was $112.6 million, more than $33.5 million ahead of our position at the end of the third quarter, and a $22.7 million, or 25.3%, improvement compared to the end of fiscal year 2003,” said Donna de Winter, Chief Financial Officer of Geac.  “We more than doubled our net cash provided by operating activities achieving more than $66 million in fiscal year 2004, highlighting our ability to generate cash, which will afford us flexibility as we consider acquisition opportunities and new development initiatives.  While we continue to focus on profitability to maintain and strengthen our financial position, we will increasingly be prepared to spend on acquisitions and new product development.”

Performance Management

During the fourth quarter Geac closed several significant GPM sales, encompassing planning and expense management applications, with new and existing Geac customers.  Most notable was a contract with NTT DoCoMo, a global communications company headquartered in Japan, which plans to use GPM to provide visibility into P&L, balance sheet and cash flow information across the company, and to offer key daily performance metrics. Other significant wins were with a multi-billion dollar global health and beauty products manufacturer; BDP International, a global logistics and transportation company; and the U.S. operations of one of the world’s largest global financial services organizations.

Geac announced at its Alliance users’ conference in May new releases of the MPC and Expense Management solutions within the GPM product family.  These solutions offer customers both greater functionality and flexibility – for example, expanded web enablement gives users the ability to submit or approve expense reports from any remote or wireless location anywhere.

Subsequent to the end of fiscal year 2004, Geac announced a new partner relationship with American Express Tax and Business Services Inc. (AMEX TBS).  AMEX TBS was a sponsor of Geac’s Alliance users’ conference in May.  Under the terms of the agreement, AMEX TBS will now offer GPM to its North American customers.  This partner relationship will combine the financial services expertise of AMEX TBS with the technology strengths of Geac to extend GPM to a broader audience.

Organic Growth

Three Geac units enjoyed organic growth through new license sales:

Geac System21 – The strong appeal of System21 Aurora, Geac’s next generation ERP system with real-time business process management capabilities, continues to drive business for Geac in the mid-market ERP sector.  The unit capped its fourth quarter with a System21 Aurora sale valued at approximately $900,000 to Marubeni-Komatsu Ltd., the sole UK distributor for Komatsu construction equipment.  In total during the fourth quarter, System21 closed approximately 230 deals, encompassing license sales, professional services and maintenance, contributing significantly to the division’s 29% year over year revenue growth.  Also during the fourth quarter, System21 Aurora was enhanced with integrated reporting and analysis including budgeting functionality derived from GPM.

Geac Library Solutions – Continuing to build upon the momentum it established earlier in the year, Geac Library Solutions won a dozen deals in the fourth quarter, including two new customer accounts – the Library for the Blind in Belgium and the Police Region Midden Gelderland in the Netherlands – for Vubis Smart, Geac’s next-generation library automation system.  The largest single contract during the period was a six-figure sale to a leading technical college in the Netherlands.

Geac Local Government – Focused on opportunities in Australia and New Zealand, Geac Local Government has won contracts with 10 councils (municipalities or counties) during the past year to replace their land information systems (LIS).  Most recently, the City of Auburn, home to the majority of the Sydney Olympics sporting venues and a population of more than 50,000, purchased Geac’s LIS, called Pathway PPR.  In addition, in the fourth quarter the City of Melbourne signed a six-figure contract to install additional Pathway PPR modules as part of their PINS3 (Penalty Infringement Notice System) project, to expedite processing approximately 450,000 parking tickets a year.

Customers

In the fourth quarter, Geac closed approximately 640 Enterprise Applications Systems software deals.  Twenty-two deals exceeded $150,000, and the average deal size within this group of twenty-two deals was $234,000.  Some deals included:

•                  Geac Performance Management – Fortis, a top 20 European banking, insurance and investments group; George Wimpey UK Ltd., the UK’s highest-volume house builder; a global financial services company with over $1 trillion in assets under management and a multi-billion dollar global health and beauty products manufacturer.

•                  System21 – Marubeni-Komatsu Ltd.; Dawn Food Products, one of the world’s largest independently owned bakery equipment manufacturers and distributors; Plastech Engineered Products, a premiere manufacturer of blow-molded and injection-molded plastic products for the automotive industry and a global medical device and equipment manufacturer.

•                  RunTime – Apparel manufacturers VF Europe and Etam Retail Services (Miss Etam/Promiss).

Concluding Remarks

“We are pleased with our results this quarter and with the consistency of the Company’s performance throughout fiscal year 2004.  Entering fiscal year 2005, we believe Geac is serving its customers well, and is on a path toward growth in selected markets.  Our performance also demonstrates this management team’s fiscal responsibility, and its ability to steer a steady course in a complex and variable global business environment,” said Mr. Jones.  “However strong we feel our fourth quarter results have been, we still recognize that market conditions and the complexity of our business continue to be intensely challenging.  In the fourth quarter, we benefited from many parts of our diverse business performing well at the same time, and in some areas from a benefit associated with the value of the U.S. dollar, and local tax rates.  As we strive to be successful in increasing new license revenue, there will likely be greater volatility in revenue from quarter to quarter due to the unpredictable timing of new license sales and our rigorous application of the accounting rules governing recognition of revenue.  Any future acquisitions will also impact upon the volatility of results.  These results do not indicate for us that we have overcome the strong seasonality of our revenue and profits.  While we will remain focused on cost control, serial improvement in margins and run rates from these results may not be achievable.”

For more in-depth analysis of the financial results, an Overview of Financial Results has been filed with the OSC and SEC and posted on our website at http://www.geac.com.

Earnings Call

Management will discuss the results announced today on a conference call scheduled for later today at 5:00 p.m. EDT.

Listeners can access the conference call at 416.405.9328 / 800.387.6216, or via webcast at http://www.investors.geac.com.

A replay of the conference call will be available from June 21, 2004 at 7:00 p.m. Eastern Time until June 30, 2004, at 11:59 p.m. Eastern Time.  The replay can be accessed at 416.695.5800 or 1.800.408.3053.  The pass code for the replay is 3068180.

The conference call will be broadcast over Geac’s web site at www.investors.geac.com. Attendees will need to log in at least fifteen minutes prior to the call.

About Geac

Geac (TSX: GAC, NASDAQ: GEAC) is a global enterprise software company for Business Performance Management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time.  Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ under the symbol “GEAC” and had 85,174,785 common shares issued and outstanding at April 30, 2004.

This press release contains forward-looking statements that are based on current expectations, including statements regarding the anticipated benefits to Geac and its customers of the acquisitions of Extensity and Comshare, the effect of those mergers on Geac’s financial condition and results of operations and the success of Geac in selling newly developed software to new and existing customers. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements.  These risks and uncertainties are substantially unchanged from those presented under the “Risk Factors” heading in the “Key Information” section of our annual report on Form 20-F, No. 333-103019, for the year ended April 30, 2003 filed on October 31, 2003 with the United States Securities and Exchange Commission, and available through the website maintained by the Commission at www.sec.gov, and filed on November 3, 2003 with the Canadian Securities Administrators, and available through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities at www.sedar.com, which risks and uncertainties are incorporated by reference.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

For more information, please contact:

Financial Contact:

Donna de Winter

Chief Financial Officer

Geac

905.475.0525 ext. 3204

donna.dewinter@geac.com

Media and Investor Contact:

Alys Scott

Vice President, Corporate Communications

Geac

905.940.3751

alys.scott@geac.com

Geac Computer Corporation Limited

Consolidated Balance Sheets

April 30, 2004 and 2003

(amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

	As at April 30,
	2004	2003
Assets
Current assets:
Cash and cash equivalents	$112,550	$89,819
Restricted cash and cash equivalents	95	—
Accounts receivable and other	49,300	54,339
Unbilled receivables	6,537	6,901
Future income taxes	15,247	16,238
Inventory	624	787
Prepaid expenses	10,839	11,044
Total current assets	195,192	179,128

Restricted cash	1,781	2,395
Future income taxes	21,741	23,008
Property, plant and equipment	23,843	26,431
Intangible assets	32,628	11,172
Goodwill	128,366	89,386
Other assets	3,352	1,236
Total assets	$406,903	$332,756

Liabilities & Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$79,664	$88,698
Income taxes payable	34,538	31,114
Current portion of long-term debt	391	733
Deferred revenue	117,927	119,937
Total current liabilities	232,520	240,482

Deferred revenue	2,256	2,690
Pension liability	23,994	1,059
Asset retirement obligation	1,648	1,517
Accrued restructuring	5,864	5,222
Long-term debt	4,550	5,616
	270,832	256,586

Shareholders’ Equity
Preference shares; no par value; unlimited shares authorized; none issued or outstanding	—	—
Common shares; no par value; unlimited shares authorized; issued and outstanding at April 30, 2004 – 85,174,785 (2003 – 84,136,490)	126,338	120,976
Common stock options	44	163
Retained earnings (deficit)	34,517	(22,649)
Cumulative foreign exchange translation adjustment	(24,828)	(22,320)
Total Shareholders’ Equity	136,071	76,170
	$406,903	$332,756

Geac Computer Corporation Limited

Consolidated Statement of Earnings

April 30, 2004 and 2003

(amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

	Year ended April 30,
	2004	2003
Revenues:
Software	$65,190	$49,380
Support and services	355,019	328,472
Hardware	25,063	30,625
Total revenues	445,272	408,477

Cost of revenues:
Costs of software	7,663	6,535
Costs of support and services	146,316	136,621
Costs of hardware	21,117	25,886
Total cost of revenues	175,096	169,042

Gross profit	270,176	239,435
Operating expenses:
Sales and marketing	74,051	58,730
Product development	58,805	51,905
General and administrative	62,774	58,420
Net restructuring and other unusual items	(5,281)	3,603
Goodwill impairment	—	11,509
Amortization of intangible assets	7,589	1,085
Total costs and expenses	197,938	185,252

Earnings from operations	72,238	54,183
Interest income	1,265	1,327
Interest expense	(1,289)	(482)
Other expense, net	(1,374)	(1,814)
Earnings from operations before income taxes	70,840	53,214
Income taxes	13,674	21,343
Net earnings	$57,166	$31,871

Basic net earnings per common share	$0.68	$0.40
Diluted net earnings per common share	$0.66	$0.39

Weighted average number of common shares used in computing basic net earnings per share ('000s)	84,645	80,152
Weighted average number of common shares used in computing diluted net earnings per share ('000s)	86,233	81,695

Geac Computer Corporation Limited

Consolidated Statements of Cash Flows

April 30, 2004 and 2003

(amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

	Year ended April 30,
	2004	2003

Cash Flows From Operating activities
Net earnings for the year	$57,166	$31,871
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	7,589	1,085
Amortization of property, plant and equipment	7,243	10,436
Amortization of other assets	607	—
Goodwill impairment	—	11,509
Stock based compensation	2,385	—
Future income tax expense	6,044	16,433
Reversal of accrued liabilities and other provisions	(6,015)	(5,253)
Gain on divestiture of operations	(243)	—
Other	(45)	(463)
Changes in operating assets and liabilities:
Accounts receivable and other and unbilled receivables	20,173	2,755
Inventory	262	806
Prepaid expenses	2,089	414
Accounts payable and accrued liabilities	(16,850)	(31,774)
Income taxes payable	1,347	2,320
Deferred revenue	(12,983)	(11,708)
Other	(2,101)	614

Net cash provided by operating activities	66,668	29,045

Investing activities
Acquisitions less cash acquired	(39,148)	(22,686)
Proceeds from divestiture of operations less cash divested	339	—
Net additions to property, plant and equipment	(3,661)	(2,077)
Additions to other assets	(2,828)	—
Change in restricted cash and cash equivalents	652	935

Net cash used in investing activities	(44,646)	(23,828)

Financing activities
Issue of common shares and special warrants	2,860	8,849
Decrease in bank indebtedness	—	—
Repayment of long-term debt	(2,875)	(2,261)

Net cash provided by financing activities	(15)	6,588

Effect of exchange rate changes on cash and cash equivalents	724	4,376

Cash and cash equivalents
Net increase in cash and cash equivalents	22,731	16,181
Cash and cash equivalents - Beginning of year	89,819	73,638

Cash and cash equivalents - End of year	$112,550	$89,819

Supplemental disclosures of cash flow information:
Interest paid	$563	$457
Income taxes paid, net of recoveries	$5,091	$5,626

Geac Computer Corporation Limited

Supplementary Information

April 30, 2004 and 2003

(amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

Segmented information

The Company reports segmented information according to CICA 1701, “Segment Disclosures.” This standard requires segmentation based on the way management organizes segments for monitoring performance.

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

During the year, the Company determined that given the nature of the products offered in its local government product line the inclusion of the local government business in the EAS segment was no longer appropriate.  As a result, the local government business has been reclassified from EAS to ISA.  For comparison purposes, the Company has reclassified revenue, contribution margin and segment assets relating to this business in its comparatives.  The impact on revenue and segment assets for fiscal 2003 was approximately $10,354 and $2,071 respectively.

	Year ended April 30, 2004
	EAS	ISA	Total
Revenues:
Software	$54,826	$10,364	$65,190
Support and services	274,859	80,160	355,019
Hardware	21,574	3,489	25,063
Total revenues	$351,259	$94,013	$445,272

Segment contribution	$77,618	$11,117	$88,735
Segment assets	$57,057	$9,674	$66,731

	Year ended April 30, 2003
	EAS	ISA	Total
Revenues:
Software	$37,363	$12,017	$49,380
Support and services	242,473	85,999	328,472
Hardware	25,320	5,305	30,625
Total revenues	$305,156	$103,321	$408,477

Segment contribution	$74,615	$5,102	$79,717
Segment assets	$58,164	$12,865	$71,029

Reconciliation of segment contribution to earnings from operations before income taxes

	Years ended April 30,
	2004	2003

Segment contribution	$88,735	$79,717
Corporate expenses	(14,144)	(8,325)
Amortization of intangible assets	(7,589)	(1,085)
Interest income (expense), net	(24)	845
Foreign exchange	(1,419)	(2,826)
Net restructuring and other unusual items	5,281	(3,603)
Goodwill impairment	—	(11,509)
Earnings from operations before income taxes	$70,840	$53,214

Reconciliation of segment assets to total Company assets

	April 30,
	2004	2003

Segment assets	$66,731	$71,029
Goodwill	128,366	89,386
Intangible assets	32,628	11,172
Other assets	3,352	1,236
Property, plant and equipment	23,843	26,431
Future income taxes	36,988	39,246
Cash and cash equivalents	112,550	89,819
Restricted cash and cash equivalents	1,876	2,395
Other unallocated assets	569	2,042
Total assets	$406,903	$332,756

Geographical information

	April 30, 2004		April 30, 2003
	Revenue	Property, plant and equipment, intangible assets, goodwill and other assets	Revenue	Property, plant and equipment, intangible assets, goodwill and other assets

Canada	$12,956	$8,681	$12,812	$7,506
U.S.A.	213,070	135,217	199,961	97,448
United Kingdom	84,579	27,035	68,757	5,467
France	54,042	7,357	55,167	8,014
Australia	21,265	2,838	17,932	1,823
All other	59,360	7,060	53,848	7,967
Total	$445,272	$188,189	$408,477	$128,225

Revenues in the above tables are based on the location of the sales organization, which reflects the location of the customers to which sales are made. Revenues are derived from the licensing of software, the resale of hardware and the provision of related support and consulting services.